# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: XCF Global, Inc., CIK 0002019793
CUSIP: 98400U103
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 611 PERU DRIVE, 611 PERU DRIVE, MCCARRAN, Nevada (NV), 89434
Date of event which requires filing of this statement: 01/08/2026
Amends the filing with accession number 0002104194-26-000002
Filed by CIK 0002104194
Persons authorized to receive notices and communications: Samuel E. Whitley, 24285 Katy Freeway, Suite 300, Katy, Texas (TX), 77494, 2812060433

## Reporting persons
- SOULE RANDY (CIK 0002104194): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 76,067,285; shared voting power 0; sole dispositive power 76,067,285; shared dispositive power 0; aggregate amount beneficially owned 76,067,285 (47.8% of the class)
- Encore DEC, LLC: type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); sole voting power 33,944,830; shared voting power 0; sole dispositive power 33,944,830; shared dispositive power 0; aggregate amount beneficially owned 33,944,830 (21.3% of the class)
  Comment: The original Schedule 13D incorrectly stated that the percentage owned by Encore DEC, LLC was 17.6% when it should have been 23.1%. The 21.3% listed above on Item 13 is the correct, current percentage owned by Encore DEC, LLC.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: XCF Global, Inc.
Address of issuer's principal executive offices: 611 PERU DRIVE, 611 PERU DRIVE, MCCARRAN, Nevada (NV), 89434
Comment: This Amendment No. 1 amends and supplements the statement on Schedule 13D initially filed on January 13, 2026 by the following person (the ?Reporting Persons?) with respect to shares of common stock of XCF Global, Inc. (the "Issuer").

## Item 2. Identity and Background
Name of person filing:
This Amendment No. 1 amends and supplements the statement on Schedule 13D initially filed on January 13, 2026 by the following person (the ?Reporting Persons?) with respect to shares of common stock of XCF Global, Inc. (the "Issuer").

Randy Soule, an individual whose address is 425 Western Rd., Suite 102, Reno, Nevada 89506. Mr. Soule?s primary business is providing construction and engineering services through Encore. Mr. Soule has not been convicted in a criminal proceeding. Mr. Soule has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).

Encore DEC, LLC, a Nevada limited liability company whose address is 425 Western Rd., Suite 102, Reno, Nevada 89506 (?Encore?). The primary business of Encore is construction and engineering services. Encore has not been convicted in a criminal proceeding. Encore has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).
Residence or business address:
Randy Soule, an individual whose address is 425 Western Rd., Suite 102, Reno, Nevada 89506. Mr. Soule?s primary business is providing construction and engineering services through Encore. Mr. Soule has not been convicted in a criminal proceeding. Mr. Soule has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).

Encore DEC, LLC, a Nevada limited liability company whose address is 425 Western Rd., Suite 102, Reno, Nevada 89506 (?Encore?). The primary business of Encore is construction and engineering services. Encore has not been convicted in a criminal proceeding. Encore has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).
Present principal occupation or employment:
Randy Soule, an individual whose address is 425 Western Rd., Suite 102, Reno, Nevada 89506. Mr. Soule?s primary business is providing construction and engineering services through Encore. Mr. Soule has not been convicted in a criminal proceeding. Mr. Soule has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).

Encore DEC, LLC, a Nevada limited liability company whose address is 425 Western Rd., Suite 102, Reno, Nevada 89506 (?Encore?). The primary business of Encore is construction and engineering services. Encore has not been convicted in a criminal proceeding. Encore has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).
Criminal convictions in the last five years:
Randy Soule, an individual whose address is 425 Western Rd., Suite 102, Reno, Nevada 89506. Mr. Soule?s primary business is providing construction and engineering services through Encore. Mr. Soule has not been convicted in a criminal proceeding. Mr. Soule has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).

Encore DEC, LLC, a Nevada limited liability company whose address is 425 Western Rd., Suite 102, Reno, Nevada 89506 (?Encore?). The primary business of Encore is construction and engineering services. Encore has not been convicted in a criminal proceeding. Encore has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).
Civil proceedings (securities laws) in the last five years:
Randy Soule, an individual whose address is 425 Western Rd., Suite 102, Reno, Nevada 89506. Mr. Soule?s primary business is providing construction and engineering services through Encore. Mr. Soule has not been convicted in a criminal proceeding. Mr. Soule has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).

Encore DEC, LLC, a Nevada limited liability company whose address is 425 Western Rd., Suite 102, Reno, Nevada 89506 (?Encore?). The primary business of Encore is construction and engineering services. Encore has not been convicted in a criminal proceeding. Encore has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).
Citizenship:
Randy Soule: United States
Encore DEC, LLC: United States

## Item 4. Purpose of Transaction
Purpose of transaction:
Other than as set forth above, the Reporting Persons do not intend to take any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D at this time; however, they reserve the right to do so.

The Reporting Persons may purchase and sell common stock of XCF in their sole discretion and at such times as they deem convenient, subject to applicable law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: (a) The information contained in Rows 7, 8, 9, 10, 11, and 13 of each Reporting Person's cover page to this Amendment No. 1 (including the footnotes thereto), and in Items 2 and 3, are incorporated by reference into this Item 5. Encore beneficially owns 36,779,193 shares of XCF common stock. Mr. Soule is the sole member of Encore. As such, he has the power to direct the vote and disposition of Encore?s shares of XCF.
Number of shares as to which each person has sole or shared power to vote or dispose: (b) The information contained in Rows 7, 8, 9, 10, 11, and 13 of each Reporting Person's cover page to this Amendment No. 1 (including the footnotes thereto), and in Items 2 and 3, are incorporated by reference into this Item 5. Encore beneficially owns 36,779,193 shares of XCF common stock. Mr. Soule is the sole member of Encore. As such, he has the power to direct the vote and disposition of Encore?s shares of XCF.
Transactions in the class effected during the past sixty days:
The Reporting Persons have conducted in the following transactions of XCF securities in the past 60 days:
a. Encore DEC, LLC sold 200,000 shares on January 8, 2026 at $0.1713 per share in an open market transaction.
b. Encore DEC, LLC sold 200,000 shares on January 9, 2026 at $0.1566 per share in an open market transaction.
c. Encore DEC, LLC sold 200,000 shares on January 9, 2026 at $0.1603 per share in an open market transaction.
d. Encore DEC, LLC sold 200,000 shares on January 9, 2026 at $0.1616 per share in an open market transaction.
e. Encore DEC, LLC sold 73,000 shares on January 12, 2026 at $0.1544 per share in an open market transaction.
f. Encore DEC, LLC sold 200,000 shares on January 12, 2026 at $0.1582 per share in an open market transaction.
g. Encore DEC, LLC sold 200,000 shares on January 12, 2026 at $0.1584 per share in an open market transaction.
h. Encore DEC, LLC sold 200,000 shares on January 13, 2026 at $0.1574 per share in an open market transaction.
i. Encore DEC, LLC sold 200,000 shares on January 13, 2026 at $0.1576 per share in an open market transaction.
j. Encore DEC, LLC sold 200,000 shares on January 13, 2026 at $0.1596 per share in an open market transaction.
k. Encore DEC, LLC sold 200,000 shares on January 13, 2026 at $0.1701 per share in an open market transaction.
l. Encore DEC, LLC sold 200,000 shares on January 13, 2026 at $0.1762 per share in an open market transaction.
m. Encore DEC, LLC sold 161,363 shares on January 14, 2026 at $0.1536 per share in an open market transaction.
n. Encore DEC, LLC sold 200,000 shares on January 14, 2026 at $0.1514 per share in an open market transaction.
o. Encore DEC, LLC sold 200,000 shares on January 14, 2026 at $0.1525 per share in an open market transaction.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Schedule 13D filed by Reporting Persons on January 13, 2026)
Exhibit 2 Company Support Agreement (incorporated by reference to Exhibit 2 to the Schedule 13D filed by Reporting Persons on January 13, 2026)

## Signatures
- SOULE RANDY: Randy Soule, Randy Soule, Self (01/15/2026)
- Encore DEC, LLC: Randy Soule, Randy Soule, Managing Member (01/15/2026)